SEC FILE NUMBERS
1-11432 and 1-11436
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR   [ ] Form N-CSR

For Period Ended: April 2, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Foamex L.P. and Foamex Capital Corporation

Full Name of Registrants

Former Name if Applicable

1000 Columbia Avenue

Address of Principal Executive Office (Street and Number)

Linwood, PA 19061

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable (attached as Exhibit 1 hereto).
PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Based on (i) the recent trading activity in the common stock of Foamex International Inc. (“Foamex International”) and, (ii) the Order entered by the United States Bankruptcy Court for the District of Delaware on May 3, 2006, which established certain notification and hearing procedures that must be satisfied before certain transactions in Foamex International’s equity securities can be deemed effective, Foamex L.P. and Foamex Capital Corporation (collectively, the “Company”) require additional time to assess the impact, if any, that certain recent trades in Foamex International’s equity securities may have on Foamex International’s ability to utilize its net operating loss carryforwards and any related financial statement or disclosure implications for the first quarter of 2006.

If Foamex International were to determine that an ownership change, as defined by the applicable provisions of the Internal Revenue Code, has occurred, it would be necessary to include additional disclosure in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended April 2, 2006 (the “Report”) regarding the impact on the Company’s liquidity and capital resources because of its need to distribute funds to Foamex International to enable Foamex International to meet its tax obligations.

As a result, the Report could not be filed within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Gregory J. Christian (Name)	610 (Area Code)	859-3000 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X]  Yes        [  ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]  Yes        [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Foamex L.P. expects to report income before income taxes of approximately $16.4 million for the quarter ended April 2, 2006, compared to a loss before income taxes of $10.6 million in the quarter ended April 3, 2005. The improvement is due to an increase in gross profit of approximately $33.4 million, principally due to higher selling prices. The increase in gross profit is partially offset by restructuring charges and reorganization expenses incurred as a result of the Company’s bankruptcy proceeding, which aggregate approximately $8.9 million.

Foamex L.P. and Foamex Capital Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 18, 2006	By	/s/ Gregory J. Christian
Name: Gregory J. Christian
Title: Executive Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).